Exhibit (a)(5)(A)

Joint News Release

Lonza to acquire Arch Chemicals to create the world’s leading Microbial Control business

•	Lonza and Arch Chemicals announce an agreement for Lonza to acquire all of the outstanding shares of Arch Chemicals for USD 47.20 per share in cash
•	Offer represents a 36.7% premium to Arch Chemicals’ average closing price over the last 30 trading days
•	Arch Chemicals’ Board of Directors unanimously recommends Lonza’s cash offer to its shareholders

•	The acquisition significantly strengthens and balances Lonza’s life science portfolio
•	Lonza’s and Arch Chemicals’ products and technologies are highly complementary
•	The combined businesses will be able to develop innovative microbial control formulations based on a broad portfolio of registered and approved active ingredients

•	Lonza expects substantial cost synergies of at least USD 50 million per annum by second year with additional revenue synergies through combined portfolio and enhanced product offerings
•	Expected to be EPS accretive in year 1 (at least CHF 0.4 per share) and EVA positive in year 2 including integration costs
•	Fully debt-financed with target balance sheet structure maintained

Basel, Switzerland, and Norwalk (CT), USA, 11 July 2011 – Lonza Group Ltd (SIX: LONN), one of the world’s leading suppliers to the pharmaceutical, healthcare and life science industries, and Arch Chemicals, Inc. (NYSE:ARJ), a global biocides company providing innovative solutions to destroy or to selectively inhibit the growth of harmful microorganisms, announced today that they have signed an agreement pursuant to which Lonza has agreed to commence a tender offer for 100 percent of Arch Chemicals’ outstanding shares of common stock at a price of USD 47.20 per share in cash.

Lonza’s offer represents a 36.7% premium to Arch Chemicals’ average closing price over the last 30 trading days. Based on the offer price for all the outstanding shares, Arch Chemicals’ enterprise value would be USD 1.4 billion (approximately CHF 1.25 billion).

Lonza’s cash offer is subject to customary conditions including the tendering of more than two-thirds of Arch Chemicals’ outstanding shares of common stock and clearance from antitrust regulatory authorities. Lonza expects to commence the tender offer by 15 July 2011 and to complete the tender offer later in 2011.

Stefan Borgas, CEO of Lonza, said:

“This transaction represents an excellent strategic and cultural fit. Lonza and Arch Chemicals offer highly complementary products and technologies and together will be the global leader in controlling unwanted microbes. The business will enjoy a strong platform for accelerated future growth for the benefit of all our stakeholders.”

Michael Campbell, Chairman, President and CEO of Arch Chemicals, added:

“We are pleased to have reached this agreement with Lonza, a company that knows our business well and shares our commitment to continuous improvement in innovation, operational excellence, safety and sustainability. We are confident that we have found the right strategic partner to help our business reach the next level of success. This compelling transaction offers Arch Chemicals shareholders a meaningful premium for their shares and will create exciting opportunities for Arch Chemicals employees, while enhancing offerings for customers.”

Upon completion of the transaction, Lonza will have the world’s leading microbial control business with 2010 pro-forma sales in this life science market of approximately USD 1.6 billion, combining the complementary product solutions of both companies. Customers, as a result, will have in Lonza a complete solutions provider for their microbial control needs, and the new business will be ideally positioned to increase R&D and product development spending across its broader product portfolio. Lonza will offer this complementary range of products and actives to a broader range of customers in both established and emerging markets. The hygiene, water treatment, materials protection and personal care segments are expected to be the key growth sectors for the combined business. The combined business will also have a broad line-up of regulatory approved microbial control active ingredients, which will allow Lonza to bring to market new innovative microbial control formulations and thereby grow revenues across the portfolio.

“The acquisition of Arch Chemicals is the next logical step in Lonza’s life science focused strategy,” continued Stefan Borgas. “It will allow us to expand our non-pharma life science business to achieve a well-balanced profile based upon two world leading growth businesses - pharmaceutical contract manufacturing and microbial control. The acquisition of Arch Chemicals will further strengthen our position in the attractive microbial control market. I am confident that this acquisition will create substantial value for our customers and thus for our employees and shareholders.”

Microbial Control – a global growth opportunity

The global microbial control market is currently valued at approximately USD 10 billion, and is growing at approximately 4-6% per annum. The key end-use segments of the market -- water treatment, hygiene, materials protection and personal care -- are growing at faster rates. The largest markets are North America, Europe and Japan. The fastest growing microbial control markets are Brazil, India, China and South Africa.

Strategic rationale – providing complementary microbial control solutions

Arch Chemicals is one of the leading companies in the microbial control market with 23 primary manufacturing and research facilities around the world. Arch Chemicals currently employs approximately 3,000 people and is headquartered in Norwalk, Connecticut

(USA). In 2010, Arch Chemicals had sales of approximately USD 1.4 billion, of which approximately USD 1.2 billion were from microbial control products.

Arch Chemicals’ and Lonza’s microbial control business models are highly complementary. Each business produces chemical active ingredients that, when registered, are sold either as ingredients or as formulations for microbial control applications. The active ingredients and formulations produced by Arch Chemicals and Lonza are used to selectively destroy and control the growth of harmful microbes. The combined resources of both companies will provide customers with better product solutions and services.

Given the complementary geographical footprint of both companies, this acquisition will also strengthen Lonza’s position in the high-growth economies of China, India, Brazil and South Africa. In these countries, increasing regulation is expected to lead to greater use of already approved active ingredients and formulations, a trend that is expected to result in further industry consolidation.

Value creating acquisition

The acquisition of Arch Chemicals is expected to be value creating for Lonza. Combining Arch Chemicals with Lonza’s microbial control business will lead to substantial synergies in the administrative areas. Lonza is targeting at least USD 50 million in savings by year two following completion of the transaction.

In addition, Lonza expects to generate increased sales of USD 40 million by year three following completion of the transaction by leveraging the technical capabilities, applications expertise and extended reach of the two businesses. Additional growth synergy will be developed based on increased investments into R&D once the businesses have been integrated.

Lonza anticipates that the transaction will result in one-time integration costs of USD 85 million over the next two years.

“This important strategic acquisition will create value for shareholders. It is in line with our stated financial criteria, as it is expected to be EPS accretive in year one and EVA positive in year two taking in account integration costs,” said Toralf Haag, CFO of Lonza. “Our cash tender offer will be fully debt-financed with bridge loans which will be refinanced by a combination of capital market instruments and loans, thereby maintaining our target balance sheet structure. We also expect this acquisition to increase Lonza’s free cash flow generation, improve RONOA by over 150 basis points in year two and improve our natural currency hedge.”

Tender Offer and Closing

Under the terms of the merger agreement, Lonza has agreed to commence a cash tender offer to acquire all of Arch Chemicals’ outstanding shares of common stock at an offer price of USD 47.20 per share. The closing of the tender offer, which is expected to occur later in 2011, is subject to customary terms and conditions, including the tender of more than two-thirds of Arch Chemicals’ outstanding shares of common stock, the expiration or termination of the Hart-Scott-Rodino Antitrust Improvements Act waiting period and the consent of European-based antitrust regulatory authorities. The definitive merger agreement provides for the parties to effect a merger following the completion of the tender offer, which will result in all shares not tendered in the tender offer being converted into the right to receive USD 47.20 per share in cash. In connection with the pending acquisition of Arch Chemicals by Lonza, the Arch Board of Directors has suspended the company’s dividend, effective immediately.

JP Morgan and Morgan Stanley act as financial advisers for Lonza and Arch Chemicals, respectively. Jenner & Block LLP is providing legal counsel in connection with the transaction to Lonza, and Cravath Swaine & Moore LLP is providing legal counsel to Arch Chemicals.

For further Information

Lonza Group Ltd
Head of Corporate Communications	Investor Relations	Media Relations
Dominik Werner	Dirk Oehlers	Melanie Disa
Tel +41 61 316 8798	Tel +41 61 316 8540	Tel +1 201 316 9413
Fax +41 61 316 9798	Fax +41 61 316 9540	Fax +1 201 696 3533
dominik.werner@lonza.com	dirk.oehlers@lonza.com	melanie.disa@lonza.com

Citigate Dewe Rogerson Ltd
Michael Berkeley
David Dible
Chris Gardner
Tel +44 20 7638 9571

Arch Chemicals, Inc.
Investor Relations & Corporate Communications
Mark E. Faford
Tel +1 203 229 3820
Fax +1 203 229 3507
mefaford@archchemicals.com

About Lonza
Lonza is one of the world’s leading suppliers to the pharmaceutical, healthcare and life science industries. Products and services span its customers’ needs from research to final product manufacture. It is the global leader in the production and support of active pharmaceutical ingredients both chemically as well as biotechnologically. Biopharmaceuticals are one of the key growth drivers of the pharmaceutical and biotechnology industries. Lonza has strong capabilities in large and small molecules, peptides, amino acids and niche bioproducts which play an important role in the development of novel medicines and healthcare products. In addition, Lonza is a leader in cell-based research, endotoxin detection and cell therapy manufacturing. Furthermore, the company is a leading provider of value chemical and biotech ingredients to the nutrition, hygiene, preservation, agro and personal care markets.

Lonza is headquartered in Basel, Switzerland and is listed on the SIX Swiss Exchange. In 2010, the company had sales of CHF 2.680 billion. Further information can be found at http://www.lonza.com.

About Arch Chemicals
Headquartered in Norwalk, Connecticut (USA), Arch Chemicals, Inc. is a global Biocides company with annual sales of over USD 1 billion. Arch and its subsidiaries provide innovative, chemistry-based and related solutions to destroy or to selectively inhibit the growth of harmful microorganisms. The Company is concentrated in the areas of water treatment, personal care, health and hygiene, industrial preservation and protection, and wood treatment. Arch Chemicals operates in two segments: Biocides Products and Performance Products. Together with its subsidiaries, Arch has approximately 3,000 employees and manufacturing and customer-support facilities in North and South America, Europe, Asia, Australia and Africa. For more information, visit the Company’s Web site at http://www.archchemicals.com.

Additional Information
The tender offer described in this communication has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Arch Chemicals. At the time the tender offer is commenced, an indirect wholly-owned subsidiary of Lonza will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Arch Chemicals will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and Arch Chemicals stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as well as any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and Arch Chemicals stockholders may obtain a free copy of the tender offer statement, the solicitation/recommendation statement and other documents (when available) filed with the SEC at the SEC’s website at www.sec.gov. The tender offer statement and other documents that Lonza’s indirect wholly-owned subsidiary files with the SEC may also be obtained from Lonza free of charge by directing a request to investor.relations@lonza.com. In addition, the tender offer solicitation/recommendation statement and other documents filed by Arch Chemicals with the SEC may be obtained from Arch Chemicals free of charge by directing a request to mefaford@archchemicals.com.

Forward-Looking Statements: Statements in this press release regarding the proposed transaction between Lonza and Arch Chemicals, the expected timetable for completing the transaction, the potential benefits of the transaction, and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many shareholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; and the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, and other business partners; and other risks and the other factors described in Arch Chemicals’ Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC. Except as otherwise required by law, Arch Chemicals disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.